

Mail Stop 4628

July 5, 2017

Rogers Herndon
Chief Executive Officer, President and Director
Quintana Energy Services Inc.
1415 Louisiana Street, Suite 2900
Houston, TX 77002

>   **Re: Quintana Energy Services Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 26, 2017**
>   **CIK No. 0001704235**

Dear Mr. Herndon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Segment Information, page F-44

1.   It does not appear that your response to prior comment 9 addresses each of the products and services within your operating segments. For example, the discussion of your wireline services segment does not appear to address cased-hole production logging services, injection profiling, stimulation performance evaluation, water break-through identification, and industrial logging services. As another example, it does not appear

that the discussion of your pressure control services segment addresses fluid pumping and well control services. Please provide us with additional information including a discussion of the similarities in the nature of your products and services pursuant to FASB ASC 280-10-50-40.

Closing Comments

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sarah K. Morgan
         Vinson & Elkins LLP